UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 8)*
KiOR, Inc.
(Name of Issuer)
Class A Common Stock, par value $.0001 per share
(Title of Class of Securities)
064058916
(CUSIP Number) COPY TO:
Robert A. Riemer Artis Capital Management, L.P. One Market Plaza Steuart Tower, Floor 27 San Francisco, CA 94105 (415) 344-6200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 28, 2013
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 064058916

1.	NAME OF REPORTING PERSON STUART L. PETERSON
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	14,538,768*
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	14,538,768*
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		14,538,768*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		27.05% **
14.	TYPE OF REPORTING PERSON IN, HC

* Includes 14,528,384 shares of Class A Common Stock held by the Funds and 10,384 shares held directly by the Reporting Person.

** Based on 53,755,940 shares of Class A Common Stock outstanding as of May 3, 2013, as reported in the Issuer’s Report on Form 10-Q for the period ended March 31, 2013 filed with the Securities and Exchange Commission on May 10, 2013.

CUSIP No. 064058916

AMENDMENT NO. 8 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 5, 2011, as amended by Amendment No. 1 thereto filed on August 4, 2011, Amendment No. 2 thereto filed on August 10, 2011, Amendment No. 3 thereto filed on August 15, 2011, Amendment No. 4 thereto filed on August 22, 2011, Amendment No. 5 thereto filed on November 9, 2012, Amendment No. 6 thereto filed on March 29, 2013, and Amendment No. 7 thereto filed on June 3, 2013 (as so amended, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated to read in its entirety as follows:

The Class A Common Stock was acquired for investment purposes.  The Funds may, from time to time, depending on market conditions and other considerations, purchase additional shares or dispose of some or all of the shares held by them.  In addition, as part of a plan to periodically distribute shares to their respective partners, the Funds currently intend to make in-kind distributions of three million shares each quarter to their respective partners, the amount and time of which will also be subject to market conditions and other considerations.

Item 5.	Interest in Securities of Issuer

Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated in their entirety as follows:

(a) and (b)
For the reasons previously described in Item 3 to the Schedule 13D, the Reporting Person may be deemed to indirectly beneficially own the 14,528,384 shares of Class A Common Stock held by the Funds; however, the filing of this statement shall not be construed as an admission that he is the beneficial owner of such securities.  In addition, the Reporting Person directly beneficially owns 10,384 shares of Class A Common Stock.  In the aggregate the shares indirectly and directly beneficially owned by the Reporting Person comprise 27.05% of the total issued and outstanding Class A Common Stock, based on 53,755,940 shares of Class A Common Stock outstanding as of May 3, 2013, as reported in the Issuer’s Report on Form 10-Q for the period ended March 31, 2013 filed with the Securities and Exchange Commission on May 10, 2013.  With respect to all such shares of Class A Common Stock, the Reporting Person may be deemed to have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of such securities.

(c)	On June 28, 2013, the Funds made a distribution-in-kind of an aggregate 1,000,000 shares of Class A Common Stock to their respective partners.

CUSIP No. 064058916

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  June 28, 2013
By:	/s/ Stuart L. Peterson
Name: Stuart L. Peterson